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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 NURESCELL INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
                         (Title of Class of Securities)

                                   67057R 101
                                 (CUSIP Number)

                                Lawrence Shatsoff
                       Triton Private Equities Fund, L.P.
                       225 North Market Street, Suite 333
                              Wichita, Kansas 67202
                                 (316) 262-8874
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 21, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))


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CUSIP NO. 67057R 101                                                SCHEDULE 13D

1. NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Triton Private Equities Fund, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) / /
                                     (b) / /

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                   / /


6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

                      7.  SOLE VOTING POWER
     NUMBER OF            1,097,111,062
        SHARES        -----------------------------------------------------
  BENEFICIALLY        8.  SHARED VOTING POWER
     OWNED BY             -0-
          EACH        -----------------------------------------------------
    REPORTING         9.  SOLE DISPOSITIVE POWER
       PERSON             1,097,111,062
         WITH         -----------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,097,111,062 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    92.6%

14. TYPE OF REPORTING PERSON*
    PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT
                                  SCHEDULE 13D


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ITEM 1. SECURITY AND ISSUER.

                  Title of Class: Common Stock, par value $.0001

                  Issuer: Nurescell Inc. ("Issuer")

                  Principal Executive Offices of Issuer:
                           P.O. Box 116
                           North Haven, Connecticut 06473

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The reporting person is Triton Private Equities Fund, L.P. ("Triton"). Triton is a Delaware limited partnership. The general partner of Triton is Triton Capital Management, L.L.C. ("TCM"). TCM is a Delaware limited liability company. The members of TCM are John C. Tausche and Lawrence Shatsoff (the "Members").

         (b) The principal office of Triton is located at 225 North Market Street, Suite 333, Wichita, Kansas 67202. The principal office of TCM is also located at 225 North Market Street, Suite 333, Wichita, Kansas 67202. The business address of each Member is as follows:

        John C. Tausche - 225 North Market Street, Suite 333, Wichita, Kansas
                          67202;
        Lawrence Shatsoff - 39 Hansen Farm Road, North Haven, Connecticut 06473.

         (c) Triton's principal business is investing directly or indirectly in restricted securities and related derivatives issued by companies meeting its investment criteria. TCM's principal business is to act as the general partner of Triton. The principal employment of each Member and the name, principal business and address of such employer are as follows:

        John C. Tausche - Self-employed; 225 North Market Street, Suite 333,
                          Wichita, Kansas 67202;
        Lawrence Shatsoff - Self employed; 39 Hansen Farm Road, North Haven,
                          Connecticut 06473.

         (d) During the last five years, neither Triton, TCM nor any Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Triton, TCM nor any Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each Member is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Triton presently owns of record 1,097,111,062 shares of common stock of the Issuer (the "Existing Shares"). The Existing Shares were acquired by the conversion of $1,381,673 of outstanding convertible debt (including accrued interest and penalties) owed to Triton by the Issuer. It is anticipated that at such time, if ever, as Triton decides to acquire additional shares of the Issuer, Triton will do so by converting into common stock some or all of the remaining debt owed to it by the Issuer (the "Conversion Shares").

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ITEM 4. PURPOSE OF TRANSACTION.

         On March 21, 2003, the Issuer, Triton , Advanced Technology Industries, Inc. ("ATI") and ATI Nuklear AG ("AG") entered into a Restructure Agreement (the "Agreement") pursuant to which, among other things, (i) Triton took control of the Issuer's management and (ii) Triton converted $30,000 of the debt owed to it by the Issuer into the 30,000,000 shares of the Issuer's common stock, so as to become the Issuer's majority shareholder. As the Issuer's majority shareholder, Triton has (i) approved an increase in the Issuer's authorized shares to 2 billion (the "Share Increase"), allowing Triton, if it so desires, to convert some or all of the remaining debt owed to it by the Issuer into additional shares of common stock and (ii) approved the transfer of a material amount of technology assets held by the Issuer to AG in return for the cancellation of all debts and other obligations owed by the Issuer to AG and ATI (the "Technology Transfer"). The Share Increase and the Technology Transfer took effect on January 19, 2004 and January 21, 2004, respectively, following the delivery of an Information Statement to the Issuer's shareholders describing those actions. Upon the Share Increase taking effect, Triton converted an additional $1,351,673 of debt owed to it by the Issuer (including accrued interest and penalties) into an additional 1,067,111,062 shares of common stock of the Issuer, bringing Triton's total shareholdings to 1,097,111,062 shares.

         Pursuant to the Agreement, all of the Issuer's officers and directors resigned from their positions with the Issuer without any disagreement and Triton's designee, Lawrence Shatsoff, became the Issuer's sole officer and director.

         For the foreseeable future, Triton will provide funding for at least minimal operations by the Issuer (including continued reporting under the Securities Exchange Act of 1934) while it determines whether the Issuer has value as a candidate in a merger or other business combination. At this time, there is no estimate as to when, if at all, a merger or other business combination for the Issuer will be located.

         Triton intends to review its holdings, if any, with respect to the Issuer on a continuing basis. Depending on its evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, market prices of the Issuer's common stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), Triton may acquire additional shares of the Issuer's common stock (by acquisition of the Conversion Shares or otherwise); sell all or a portion of its Existing Shares, Conversion Shares or other shares of the Issuer's common stock hereafter acquired; or maintain its position at current levels.

         Except as provided above, Triton has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. Triton may, at any time and from time to time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Triton acquired the Existing Shares from the Issuer in private transactions on March 21, 2003 and January 21, 2004 by converting a total of $1,381,673 of convertible debt owed to Triton by the Issuer (including accrued interest and penalties) at a price of $0.001 per share (as to a $30,000 conversion) and a price of $.0012666 per share (as to a $1,351,673 conversion). At the present time, the Existing Shares comprise 92.6% of the Issuer's outstanding shares of common stock (the only class of equity securities presently outstanding).

         In addition to the Existing Shares, Triton has the right to acquire the Conversion Shares. The Conversion Shares are obtainable upon conversion of the Issuer's Convertible Promissory Note dated March 21, 2003 (collectively, the "Note"). The principal amount of the Note was $181,704 at December 11, 2003 and continues to increase as Triton advances additional funds to the Issuer. The Note bears interest at 10% per year and the principal amount of the Note, plus accrued interest, is payable 30 days after written demand therefor. The principal amount of the Note plus accrued interest is convertible into the Issuer's common stock at a conversion price that is the lower of (i) $1.875/share or (ii) 95% of the average of the three lowest closing bid prices for the Issuer's common stock in the 20 trading days prior to the applicable conversion date. At this time, beneficial ownership of the Conversion Shares is disclaimed due to uncertainty as to the number of shares which Triton is able to acquire or may actually acquire.


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         (b) Triton holds sole voting and dispositive power with respect to the
Existing Shares. Upon any acquisition of the Conversion Shares, Triton will also hold sole voting and dispositive power with respect to such shares.

         (c) Except as described above, Triton has engaged in no transactions with respect to the Issuer's common stock in the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as listed in Item 7 below or in Item 7 of Triton's initial filing on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Triton and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibit is attached hereto:

         (a) Convertible Promissory Note dated March 21, 2003 by the Issuer in favor of Triton.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: January 26, 2004
                                         Triton Private Equities Fund, L.P.

                                         By: Triton Capital Management, L.L.C.,
                                             General Partner

                                         By: /s/ LAWRENCE SHATSOFF
                                             -----------------------------------
                                             Lawrence Shatsoff, Member



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EXHIBIT 7(a)

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS (COLLECTIVELY, THE "LAWS"). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE LAWS, OR (II) AN OPINION OF COUNSEL PROVIDED TO THE ISSUER IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE LAWS DUE TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE LAWS.

                           CONVERTIBLE PROMISSORY NOTE

                                                                  March 21, 2003

         FOR VALUE RECEIVED, Nurescell Inc. ("Maker") hereby promises to pay in lawful money of the United States, in immediately available funds, to Triton Private Equities Fund, L.P. ("Payee"), or order, at 225 North Market Street, Suite 333, Wichita, Kansas, or at such other place as may be designated in writing by the holder of this Convertible Promissory Note (the "Note"), the aggregate principal amount shown on the attached Exhibit "A" (which shall be deemed automatically amended to add the "Principal Amount" and "Loan Date" of each additional amount that is loaned to Maker by Payee after the date of this
Note), together with interest thereon calculated and payable as set forth below. This Note is not a "purchase money" obligation.

         The aggregate principal amount of this Note shall bear interest at the rate of ten percent (10%) per annum, with interest accruing on each amount on the attached Exhibit "A" commencing on the "Loan Date" specified for such amount on such Exhibit. The aggregate principal amount hereof, plus all accrued interest, shall be paid thirty (30) days after written demand by Payee. Maker may prepay the aggregate principal amount of this Note at any time, without premium or penalty (such prepayment to include all accrued interest pursuant to this Note). All payments under this Note shall be credited first to interest, then to principal.

         Payee shall be entitled, at its option and at any time, to convert all or any portion of the aggregate principal amount of this Note, and accrued interest thereon, into Maker's common stock on the same terms as Payee is at that time able to convert the principal amount of the Series 2000-A Eight Percent (8%) Convertible Promissory Note due December 1, 2001 from Maker to Payee (the "2000 Note"). The foregoing right shall survive the full repayment of the 2000 Note, with conversion hereunder after such full repayment to be determined as if the 2000 Note was still in existence.

         The following events shall constitute a "Default" hereunder: (i) if Maker fails to pay when due any payment hereunder; (ii) if proceedings under any bankruptcy or insolvency law are commenced by or against Maker, or if a general assignment for the benefit of creditors of Maker is made, or if a trustee


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or receiver of Maker's property is appointed; or (iii) if a default occurs under any provision of this Note not covered by clause (i) above, or any other agreement executed by Maker in connection with this Note, and such default is not cured by Maker within seven (7) days after notice to Maker.

         To the extent not prohibited by applicable law, Maker agrees to reimburse the holder of this Note upon demand for all reasonable out-of-pocket expenses (including attorneys' fees and related expenses) incurred by the holder of this Note in connection with or in any way related to the enforcement of the obligations of Maker hereunder.

         Maker hereby waives presentment and demand for payment, protest, notice of protest and nonpayment, and all other demands or notices in connection with the delivery, acceptance, performance, default or enforcement of this Note. Maker agrees that Maker's liability on this Note shall not be affected by any renewal or extension of any time of payment hereof, by any indulgences, or by any release or change in any security for the payment of this Note, and hereby consents to any and all renewals, extensions, indulgences, releases or changes.

         Any portion of this Note which may be held by any court of competent jurisdiction to be unenforceable shall be deemed severable and the balance of this Note shall be fully enforceable.

         The holder hereof shall be entitled, upon the occurrence of a Default, to accelerate payment of the unpaid balance of this Note, in which event the entire unpaid principal balance hereof and all other amounts due hereunder shall immediately be due and payable without demand or notice.

         In the event that any payment shall not be made on this Note when due, whether by acceleration or otherwise, Maker agrees to pay interest on such overdue payment from the due date until the date such payment is received by the holder of this Note at the maximum rate permitted by applicable law.

         This Note is executed in and shall be governed by and construed in accordance with the laws of the State of California.

         No delay or omission of Payee or any holder hereof in exercising any right or remedy hereunder shall constitute a waiver of any such right or remedy. A waiver on one occasion shall not operate as a bar to, or waiver of, any such right or remedy on any future occasions.

         IN WITNESS WHEREOF, Maker has caused this Note to be duly authorized, executed and delivered as of the date first set forth above.

         Nurescell Inc.


         By: /s/ Larry Shatsoff
             -----------------------------------
             Larry Shatsoff, President and
             Secretary


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                                   EXHIBIT "A"



PRINCIPAL AMOUNT*                               LOAN DATE*
-----------------                               ----------

$12,000.00                                      March 19, 2003

$19,235.37**                                    March 21, 2003

$2,000.00                                       March 25, 2003

$5,000.00                                       March 27, 2003

$5,000.00                                       April 7, 2003
____________________________

* Automatically amended to add the "Principal Amount" and "Loan Date" of each additional amount that is loaned to Maker or provided for its benefit by Payee after the date of this Note, such amendment to be deemed made at the time each loan is made.


** For legal fees paid on behalf of the Maker.










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